SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-    Disclosure of shareholdings’: Deutsche Bank 27.4%

Disclosure of shareholdings

Adecco S.A. Chéserex: Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification:

1. Name of the listed company

Adecco S.A.

2. Number and type of shares and proportion of voting rights (total holdings in percent)

51,437,540 Registered Shares Adecco SA; 27.4%

3. Identity of the involved parties

Group consisting of Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, and its subsidiaries:

-	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, EC2N, UK;
-	Deutsche Bank AG, Zurich Branch, Uraniastr. 9, 8023 Zurich
-	Deutsche Asset Management Investmentgesellschaft mbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main
-	DWS Investments (Spain) S.G.I.I.C., S.A., Paseo de la Castellana, 18, E-28046 Madrid
-	Deutsche Asset Management (Japan) Limited, Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1, J-Tokyo
-	DWS (Austria) Investmentgesellschaft mbH, Hohenstaufengasse 4, 1010 Wien
-	DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main
-	DWS Investment S. A., Luxemburg, 2 Boulevard Konrad Adenauer, 1115 Luxembourg
-	DWS Investments Italy SGR S.p.A., Via M. Gioia n.8, I-20124 Milano
-	DWS Investments Schweiz, Theaterstrasse 12, CH-8001 Zurich
-	Deutsche Asset Management, Inc., 345 Park Avenue, New York, NY 10154
-	Deutsche Bank Trust Company Americas, 60 Wall Street, New York, NY 10005-2858.

4. Indirect sale, relationship between the beneficial owner and the direct vendor

n.a.

5. Type and amount of the equity securities, of the conversion, share purchase or share sales rights held and the voting rights attached to them

a)	Put Option granted by Deutsche Bank AG to Jacobs Venture AG to deliver up to 32,170,829 (17.1%) of Adecco shares in discharge of its repayment obligation at maturity of the Contract No. I.
b)	Conversion entitlement of Deutsche Bank AG in the form of an obligation by Triventura AG towards Deutsche Bank AG to deliver 12,000,000 (6.4%) of Adecco shares at maturity in full discharge of its repayment obligations at maturity of the Contract No. II.
c)	3,529,711 (1.88%) of Adecco shares and 1,859,000 (0.99%) of call options and 1,878,000 (1.00%) put options in Adecco shares currently held by the members of the group in the course of their ordinary trading and asset management activities.

6. Time (date) of acquisition, sale or understanding through which the shareholding reached, exceeded or fell below the percentage threshold

Bilateral Equity Linked Contract No I: Bilateral Equity Linked Contract dated 6 December 2005 between Jacobs Venture AG and Deutsche Bank AG (the “Contract No. I”); see 8. below.

Bilateral Equity Linked Contract No. II: Bilateral Equity Linked Contract dated 8 November 2006 between Triventura AG and Deutsche Bank AG (the “Contract No. II”); see 8. below.

7. Time of transfer if not the same as that of the conclusion of the contract

n.a.

Disclosure of shareholdings

8. Further remarks

Bilateral Equity Linked Contract No. I

In December 2005, Sonata Securities S.A., Luxembourg, (“Sonata”) issued bonds in the total amount of CHF 767,300,000 due 2010 exchangeable into Adecco shares. The proceeds were used to acquire a limited recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into the Contract No. I with Jacobs Venture AG containing the put option for up to 32,170,829 (17.1%) Adecco shares (see para. 5.a)); “Put Option”). The proceeds obtained by Deutsche Bank AG under the limited recourse instrument were passed on to Jacobs Venture AG in order to finance the acquisition by Jacobs Venture AG of Adecco shares. Under Contract No. I, Jacobs Venture AG has the right to discharge in whole or in part its repayment obligation towards Deutsche Bank AG by delivering up to 32,170,829 Adecco Shares by way of exercise of the Put Option (see para. 5.a)).

Under the terms of the bonds, bondholders have the right to demand conversion of their bonds into Adecco shares. This right is replicated in the limited recourse instrument between Deutsche Bank AG and Sonata. Under Contract No. 1, Deutsche Bank AG is granted the same conversion right by way a call option for up to 10,294,665 (5.5%) Adecco shares. Any exercise (whether partially or in full) of the call option leads to an automatic pro rata reduction of the physical delivery entitlement arising under the Put Option. The maximum number of Adecco shares which can be delivered to Deutsche Bank AG under the Contract No. I is, therefore, equal to the number of Adecco shares covered under the Put Option.

All Adecco shares received by Deutsche Bank AG following an exercise of the call option granted under Contract No. I will be transferred to Sonata for delivery to the holders of the exchangeable bond. All Adecco shares received by Deutsche Bank AG following an exercise of the Put Option will be either sold in the market and the proceeds thereof delivered to Sonata for delivery to the holders of the exchangeable bonds or delivered in kind to Sonata for delivery to the holders of the exchangeable bond.

Bilateral Equity Linked Contract No. II

In December 2006, Sonata issued CHF 1,000,000,000 mandatory obligation low interest notes due 2008 which are mandatorily exchangeable into Adecco shares. The proceeds were used to acquire a limited recourse instrument from Deutsche Bank AG on the same terms. In connection with these arrangements and, in particular, to enable Deutsche Bank AG to obtain the shares deliverable under the limited recourse instrument, Deutsche Bank AG has entered into Contract No. II with Triventura AG. The proceeds obtained by Deutsche Bank AG under the limited recourse instrument were passed on to Triventura AG in order to finance the acquisition by Triventura AG of Adecco shares. Under Contract No. II, Triventura AG undertakes to discharge its repayment obligation towards Deutsche Bank AG by delivering up to 12,000,000 (6.4%) Adecco shares (see para. 5. b)).

All Adecco shares received by Deutsche Bank AG under Contract No. II (see para. 5. b)), will be transferred to Sonata for delivery to the holders of the mandatory exchangeable notes.

Other Positions in Adecco Shares

Apart from the above capital market transactions the members of the group currently hold 3,529,711 (1.88%) of Adecco shares and 1,859,000 (0.99%) of call options and 1,878,000 (1.00%) put options in Adecco shares as part of their other ordinary trading and asset management activities.

Adecco S.A.	15 December 2006

Contact:

Investor Relations:

Tel: +41 44 878 89 25

E-Mail: investor.relations@adecco.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 15 December 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 15 December 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary